UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

MINCO GOLD CORPORATION
 (Name of Issuer)

COMMON STOCK - WITHOUT PAR VALUE
(Title of Class of Securities)

60254D108
(CUSIP Number)

OCTOBER 22, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Names of Reporting Persons: Blue Sky Strategic Holdings I, Ltd.

2.     Check the Appropriate Box if a Member of a Group (see instructions)

(a)     ☐
(b)     ☐

3.     SEC Use Only:

4.     Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:

5.     Sole Voting Power: 4,622,000 shares

6.     Shared Voting Power: Nil shares

7.     Sole Dispositive Power: 4,622,000 shares

8.     Shared Dispositive Power: Nil shares

9.     Aggregate Amount Beneficially Owned by Each Reporting Person: 4,622,000 shares

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions): Not applicable

11.   Percent of Class Represented by Amount in Row (9): 9.6%(1)

12.   Type of Reporting Person (see instructions): CO

Notes:

(1)  Based on 48,065,384 shares of the Issuer's common stock issued and outstanding as of October 22, 2009.

1.     Names of Reporting Persons: IDG-Accel China Growth Fund II L.P.

2.     Check the Appropriate Box if a Member of a Group (see instructions)

(a)     ☐
(b)     ☐

3.     SEC Use Only:

4.     Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:

5.     Sole Voting Power: 4,622,000 shares(1)

6.     Shared Voting Power: Nil shares

7.     Sole Dispositive Power: 4,622,000 shares(1)

8.     Shared Dispositive Power: Nil shares

9.     Aggregate Amount Beneficially Owned by Each Reporting Person: 4,622,000 shares

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions): Not applicable

11.     Percent of Class Represented by Amount in Row (9): 9.6%(2)

12.     Type of Reporting Person (see instructions): PN

Notes:

(1)     The record owner of these shares is Blue Sky Strategic Holdings I, Ltd., a wholly-owned subsidiary of IDG-Accel China Growth Fund II L.P.
(2)     Based on 48,065,384 shares of the Issuer's common stock issued and outstanding as of October 22, 2009.

1.     Names of Reporting Persons: IDG-Accel China Growth Fund II Associates L.P.

2.     Check the Appropriate Box if a Member of a Group (see instructions)

(a)     ☐
(b)     ☐

3.     SEC Use Only:

4.     Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:

5.     Sole Voting Power: 4,622,000 shares(1)

6.     Shared Voting Power: Nil shares

7.     Sole Dispositive Power: 4,622,000 shares(1)

8.     Shared Dispositive Power: Nil shares

9.     Aggregate Amount Beneficially Owned by Each Reporting Person: 4,622,000 shares

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions): Not applicable

11.     Percent of Class Represented by Amount in Row (9): 9.6%(2)

12.     Type of Reporting Person (see instructions): PN

Notes:

(1)     The record owner of these shares is Blue Sky Strategic Holdings I, Ltd., a wholly-owned subsidiary of IDG-Accel China Growth Fund II LP. By virtue of being the general partner of IDG-Accel China Growth Fund II L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.
(2)     Based on 48,065,384 shares of the Issuer's common stock issued and outstanding as of October 22, 2009.

1.     Names of Reporting Persons: Blue Sky Strategic Holdings II, Ltd.

2.     Check the Appropriate Box if a Member of a Group (see instructions)

(a)     ☐
(b)     ☐

3.     SEC Use Only:

4.     Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:

5.     Sole Voting Power: 378,000 shares

6.     Shared Voting Power: Nil shares

7.     Sole Dispositive Power: 378,000 shares

8.     Shared Dispositive Power: Nil shares

9.     Aggregate Amount Beneficially Owned by Each Reporting Person: 378,000 shares

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions): Not applicable

11.     Percent of Class Represented by Amount in Row (9): 0.8%(1)

12.     Type of Reporting Person (see instructions): CO

Notes:

(1)     Based on 48,065,384 shares of the Issuer's common stock issued and outstanding as of October 22, 2009.

1.     Names of Reporting Persons: IDG-Accel China Investors II L.P.

2.     Check the Appropriate Box if a Member of a Group (see instructions)

(a)     ☐
(b)     ☐

3.     SEC Use Only:

4.     Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:

5.     Sole Voting Power: 378,000 shares(1)

6.     Shared Voting Power: Nil shares

7.     Sole Dispositive Power: 378,000 shares(1)

8.     Shared Dispositive Power: Nil shares

9.     Aggregate Amount Beneficially Owned by Each Reporting Person: 378,000 shares

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions): Not applicable

11.     Percent of Class Represented by Amount in Row (9): 0.8%(2)

12.    Type of Reporting Person (see instructions): PN

Notes:

(1)     The record owner of these shares is Blue Sky Strategic Holdings II, Ltd., a wholly-owned subsidiary of IDG-Accel China Investors II LP.
(2)     Based on 48,065,384 shares of the Issuer's common stock issued and outstanding as of October 22, 2009.

1.     Names of Reporting Persons: IDG-Accel China Growth Fund GP II Associates Ltd.

2.     Check the Appropriate Box if a Member of a Group (see instructions)

(a)     ☐
(b)     ☐

3.     SEC Use Only:

4.     Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:

5.     Sole Voting Power: 5,000,000 shares(1)

6.     Shared Voting Power: Nil shares

7.     Sole Dispositive Power: 5,000,000 shares(1)

8.     Shared Dispositive Power: Nil shares

9.     Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000 shares

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions): Not applicable

11.   Percent of Class Represented by Amount in Row (9): 10.4%(2)

12.   Type of Reporting Person (see instructions): CO

Notes:

(1)     Including 4,622,000 shares of which the record owner is Blue Sky Strategic Holdings I, Ltd., a wholly owned subsidiary of IDG-Accel China Growth Fund II L.P. and 378,000 shares of which the record owner is Blue Sky Strategic Holdings II, Ltd., a wholly owned subsidiary of IDG-Accel China Investors II L.P. By virtue of being the ultimate general partner of both of IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P., the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares.
(2)     Based on 48,065,384 shares of the Issuer's common stock issued and outstanding as of October 22, 2009.

1.     Names of Reporting Persons: Patrick J. McGovern

2.     Check the Appropriate Box if a Member of a Group (see instructions)

(a)     ☐
(b)     ☐

3.     SEC Use Only:

4.     Citizenship or Place of Organization: United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:

5.     Sole Voting Power: Nil shares

6.     Shared Voting Power: 5,000,000 shares(1)

7.     Sole Dispositive Power: Nil shares

8.     Shared Dispositive Power: 5,000,000 shares(1)

9.     Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000 shares

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions): Not applicable

11.   Percent of Class Represented by Amount in Row (9): 10.4%(2)

12.   Type of Reporting Person (see instructions): IN

Notes:

(1)     Including 4,622,000 shares of which the record owner is Blue Sky Strategic Holdings I, Ltd., a wholly owned subsidiary of IDG-Accel China Growth Fund II L.P. and 378,000 shares of which the record owner is Blue Sky Strategic Holdings II, Ltd., a wholly owned subsidiary of IDG-Accel China Investors II L.P. The Reporting Person and Quan Zhou are directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd., which is the ultimate general partner of both IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. By virtue of acting together to direct the management and operations of the ultimate general partner of each of the above record owners, the Reporting Person and Quan Zhou may be deemed to have shared voting and dispositive power with respect to these shares.
(2)     Based on 48,065,384 shares of the Issuer's common stock issued and outstanding as of October 22, 2009.

1.     Names of Reporting Persons: Quan Zhou

2.     Check the Appropriate Box if a Member of a Group (see instructions)

(a)     ☐
(b)     ☐

3.     SEC Use Only:

4.     Citizenship or Place of Organization: United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:

5.     Sole Voting Power: Nil shares

6.     Shared Voting Power: 5,000,000 shares(1)

7.     Sole Dispositive Power: Nil shares

8.     Shared Dispositive Power: 5,000,000 shares(1)

9.     Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000 shares

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions): Not applicable

11.     Percent of Class Represented by Amount in Row (9): 10.4%(2)

12.     Type of Reporting Person (see instructions): IN

Notes:

(1)     Including 4,622,000 shares of which the record owner is Blue Sky Strategic Holdings I, Ltd., a wholly owned subsidiary of IDG-Accel China Growth Fund II L.P. and 378,000 shares of which the record owner is Blue Sky Strategic Holdings II, Ltd., a wholly owned subsidiary of IDG-Accel China Investors II L.P. The Reporting Person and Patrick J. McGovern are directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd., which is the ultimate general partner of both IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. By virtue of acting together to direct the management and operations of the ultimate general partner of each of the above record owners, the Reporting Person and Patrick J. McGovern may be deemed to have shared voting and dispositive power with respect to these shares.
(2)     Based on 48,065,384 shares of the Issuer's common stock issued and outstanding as of October 22, 2009.

ITEM 1(a).     Name of Issuer:

Minco Gold Corporation

ITEM 1(b).     Address of Issuer's Principal Executive Offices:

1055 West Georgia Street, Suite 2772
Vancouver, British Columbia Canada V6E 3P3

ITEM 2(a).     Name of Person Filing:

1. Blue Sky Strategic Holdings I, Ltd.
2. IDG-Accel China Growth Fund II L.P.
3. IDG-Accel China Growth Fund II Associates L.P.
4. Blue Sky Strategic Holdings II, Ltd.
5. IDG-Accel China Investors II L.P.
6. IDG-Accel China Growth Fund GP II Associates Ltd.
7. Patrick J. McGovern
8. Quan Zhou

The above persons have agreed to jointly file this statement pursuant to Rule 13d-1(k). A copy of such agreement is attached as an exhibit to this statement.

Blue Sky Strategic Holdings I, Ltd. is organized under the laws of the British Virgin Islands and is a wholly owned subsidiary of IDG-Accel China Growth Fund II L.P. IDG-Accel China Growth Fund II L.P. is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Growth Fund II L.P. is IDG-Accel China Growth Fund II Associates L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Growth Fund II Associates L.P. is IDG-Accel China Growth Fund II Associates Ltd., a limited liability company incorporated under the laws of the Cayman Islands. Blue Sky Strategic Holdings II, Ltd. is organized under the laws of the British Virgin Islands and is a wholly owned subsidiary of IDG-Accel China Investors II L.P. IDG-Accel China Investors II L.P. is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG-Accel China Investors II L.P. is IDG-Accel China Growth Fund GP II Associates Ltd. The directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd. are Patrick J. McGovern and Quan Zhou.

ITEM 2(b).     Address of Principal Business Office or, if none, Residence:

For all reporting persons:

c/o IDG VC Management Ltd.
Unit 1509, The Center
99 Queen's Road
Central, Hong Kong

ITEM 2(c).     Citizenship:

Each of Patrick J. McGovern and Quan Zhou is a citizen of the United States of America. Each of IDG-Accel China Growth Fund II L.P., IDG-Accel China Growth Fund II Associates L.P., IDG-Accel China Investors II L.P. and IDG-Accel China Growth Fund GP II Associates Ltd. is organized under the laws of the Cayman Islands. Each of Blue Sky Strategic Holdings I, Ltd. and Blue Sky Strategic Holdings II, Ltd. is organized under the laws of the British Virgin Islands.

ITEM 2(d).     Title of Class of Securities:

Common Stock, no par value.

ITEM 2(e).     CUSIP No.:

60254D108

ITEM 3.

Not applicable.

ITEM 4.     Ownership.

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

ITEM 5.     Ownership of 5 Percent or Less of a Class.

Not applicable.

ITEM 6.     Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

ITEM 7.     Identification and Classification of the Subsidiary which Acquired the Security being Reporting on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.     Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.     Notice of Dissolution of Group.

Not applicable.

ITEM 10:     Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2009.

BLUE SKY STRATEGIC HOLDINGS I, LTD.

By: /s/ Quan Zhou___________________________________
Name: Quan Zhou
Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND II L.P.
By: IDG-Accel China Growth Fund II Associates, L.P.,
its General Partner
By: IDG-Accel China Growth Fund GP II Associates, Ltd.,
its General Partner

By: /s/ Quan Zhou___________________________________
Name: Quan Zhou
Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND II ASSOCIATES L.P.
By: IDG-Accel China Growth Fund GP II Associates, Ltd.,
its General Partner

By: /s/ Quan Zhou ___________________________________
Name: Quan Zhou
Title: Authorized Signatory

BLUE SKY STRATEGIC HOLDINGS II, LTD.
By: /s/ Quan Zhou___________________________________
Name: Quan Zhou
Title: Authorized Signatory

IDG-ACCEL CHINA INVESTORS L.P.
By: IDG-Accel China Growth Fund GP II Associates, Ltd.,
its General Partner

By: /s/ Quan Zhou___________________________________
Name: Quan Zhou
Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND GP II ASSOCIATES LTD.

By: /s/ Quan Zhou___________________________________
Name: Quan Zhou
Title: Authorized Signatory

PATRICK J. MCGOVERN

By: /s/ Patrick J. McGovern___________________________________

QUAN ZHOU

By: /s/ Quan Zhou___________________________________

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, no par value, of Minco Gold Corporation, a British Columbia company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.

BLUE SKY STRATEGIC HOLDINGS I, LTD.

By: /s/ Quan Zhou___________________________________
Name: Quan Zhou
Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND II L.P.

By: IDG-Accel China Growth Fund II Associates, L.P.,
its General Partner
By: IDG-Accel China Growth Fund GP II Associates, Ltd.,
its General Partner

By: /s/ Quan Zhou___________________________________
Name: Quan Zhou
Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND II ASSOCIATES L.P.

By: IDG-Accel China Growth Fund GP II Associates, Ltd.,
its General Partner

By: /s/ Quan Zhou___________________________________
Name: Quan Zhou
Title: Authorized Signatory

BLUE SKY STRATEGIC HOLDINGS II, LTD.

By: /s/ Quan Zhou___________________________________
Name: Quan Zhou
Title: Authorized Signatory

IDG-ACCEL CHINA INVESTORS L.P.

By: IDG-Accel China Growth Fund GP II Associates, Ltd.,
its General Partner

By: /s/ Quan Zhou___________________________________
Name: Quan Zhou
Title: Authorized Signatory

IDG-ACCEL CHINA GROWTH FUND GP II ASSOCIATES LTD.

By: /s/ Quan Zhou___________________________________
Name: Quan Zhou
Title: Authorized Signatory

PATRICK J. MCGOVERN

By: /s/ Patrick J. McGovern___________________________________

QUAN ZHOU

By: /s/ Quan Zhou___________________________________